[redacted]

14049895

SEC MISSION

CM

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41868 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP INVESTMENT SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 TWELVE MILE ROAD, SUITE 101
(No. and Street)

FARMINGTON HILLS (City) MI (State) 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MCEVILLY 248-489-0101
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERGER, GHERSI & LADUKE PLC
(Name – *if individual, state last, first, middle name*)

43940 WOODWARD AVENUE, SUITE 200 BLOOMFIELD HILLS, MI 48302
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/28

# OATH OR AFFIRMATION

I, MICHAEL MCEVILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

NANCY J. HOWARD
Notary Public, State of Michigan
County of St. Clair
My Commission Expires Oct. 24, 2017
Acting in the County of Oakland

Nancy Howard

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GLP INVESTMENT SERVICES, LLC**
**(a Michigan limited liability company)**

FINANCIAL STATEMENTS
December 31, 2013 and 2012

**GLP INVESTMENT SERVICES, LLC**
(a Michigan limited liability company)

TABLE OF CONTENTS
December 31, 2013 and 2012

# Berger, Ghersi & LaDuke PLC

CERTIFIED PUBLIC ACCOUNTANTS

43940 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48302-5026
(248) 333-3680 Fax (248) 333-0226
Website: bglcpas.com

42850 Garfield, Suite 104
Clinton Township, Michigan 48038-5026
(586) 286-9222


## INDEPENDENT AUDITORS' REPORT

To the Members
**GLP Investment Services, LLC**
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have audited the accompanying Statements of Financial Condition of

**GLP Investment Services, LLC**
(a Michigan limited liability company)

which comprise the Balance Sheets as of December 31, 2013 and 2012, and the related Statements of Income, Members' Capital and Cash Flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLP Investment Services, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Berger, Ghersi & LaDuke

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

February 28, 2014

**GLP INVESTMENT SERVICES, LLC**
**(a Michigan limited liability company)**

STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS

| | 2013 | 2012 |
|---|---|---|
| Cash | $ 216,801 | $ 162,659 |
| Receivables from Broker-Dealers and Clearing Organization | 55,724 | 69,129 |
| Employee advances | - | 500 |
| Prepaid license | 16,420 | 16,098 |
| NASD membership | 45,380 | 45,380 |
| Office equipment, at cost, less accumulated depreciation of $14,839 and $13,971 | 1,574 | 2,441 |
| Total assets | $ 335,899 | $ 296,207 |

LIABILITIES AND MEMBERS' CAPITAL

| | 2013 | 2012 |
|---|---|---|
| Liabilities: | | |
| Payables to commissioned agents | $ 42,965 | $ 47,915 |
| Accounts payable, accrued expenses and other liabilities | 36,755 | 26,511 |
| Total liabilities | 79,720 | 74,426 |
| Members' capital | 256,179 | 221,781 |
| Total liabilities and members' capital | $ 335,899 | $ 296,207 |

The accompanying notes are an integral part of these financial statements.

**GLP INVESTMENT SERVICES, LLC**
**(a Michigan limited liability company)**

STATEMENTS OF INCOME
For the years ended December 31, 2013 and 2012

| | 2013 | Percent | 2012 | Percent |
|---|---|---|---|---|
| Revenues: | | | | |
| Commissions | $ 2,710,562 | 100.0 % | $ 2,478,499 | 100.0 % |
| Interest income | 8 | - | 8 | - |
| Total revenues | 2,710,570 | 100.0 | 2,478,507 | 100.0 |
| Expenses: | | | | |
| Commissions paid to agents | 1,981,169 | 73.1 | 1,856,357 | 74.9 |
| Employee compensation and benefits | 364,693 | 13.5 | 185,272 | 7.5 |
| Guaranteed payments to members | 12,000 | 0.4 | - | - |
| Professional fees | 55,307 | 2.0 | 42,902 | 1.7 |
| Licenses | 35,174 | 1.3 | 36,804 | 1.5 |
| Depreciation | 916 | - | 737 | - |
| Liability insurance | 5,488 | 0.2 | 2,475 | 0.1 |
| Printing and reproduction | 6,678 | 0.2 | 2,907 | - |
| Other expense | 74,747 | 2.8 | 85,879 | 3.5 |
| Total expenses | 2,536,172 | 93.5 | 2,213,333 | 89.2 |
| Net income | $ 174,398 | 6.5 % | $ 265,174 | 10.8 % |

The accompanying notes are an integral part of these financial statements.

**GLP INVESTMENT SERVICES, LLC**
**(a Michigan limited liability company)**

STATEMENTS OF MEMBERS' CAPITAL
For the years ended December 31, 2013 and 2012

| | 2013 | 2012 |
|---|---|---|
| Balance, January 1, | $ 221,781 | $ 176,607 |
| Net income | 174,398 | 265,174 |
| Member distributions | (140,000) | (220,000) |
| Balance, December 31, | $ 256,179 | $ 221,781 |

The accompanying notes are an integral part of these financial statements.

**GLP INVESTMENT SERVICES, LLC**
**(a Michigan limited liability company)**

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013 and 2012

| | 2013 | 2012 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 174,398 | $ 265,174 |
| Adjustments to reconcile net income to net cash provided by (applied to) operating activities: | | |
| Depreciation | 916 | 737 |
| (Increase) decrease in: | | |
| Commissions receivable | 13,405 | (29,342) |
| Employee advances | 500 | - |
| Prepaid licenses | (322) | (3,408) |
| Increase (decrease) in: | | |
| Accounts payable, accrued expense and other liabilities | 10,196 | 8,245 |
| Increase (decrease) in commissions payable to agents | (4,951) | 20,334 |
| Net cash provided by (applied to) operating activities | 194,142 | 261,740 |
| Cash flows from investing activities: | | |
| Purchase of fixed assets | - | (2,390) |
| Cash flows from financing activities: | | |
| Distributions to members | (140,000) | (220,000) |
| Net increase in cash | 54,142 | 39,350 |
| Cash, beginning of year | 162,659 | 123,309 |
| Cash, end of year | $ 216,801 | $ 162,659 |

The accompanying notes are an integral part of these financial statements.

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of business - **GLP Investment Services, LLC** (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue recognition - The Company recognizes revenue commissions on a trade-date basis as securities transactions occur. Commission expense payable to independent agents is accrued at the time the corresponding revenue is accrued.

Income taxes - Income or loss of the Company is allocated to the members based on their ownership percentages. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the members on their income tax returns.

Cash and cash equivalents - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the Statement of Cash Flows is consistent with this treatment.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates primarily relate to the collectability of accounts receivable and estimates of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

NASD Membership - The NASD membership is recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment has not occurred in 2013 and 2012. The NASD membership was being amortized over a period of forty years prior to adoption of FASB ASC Topic 350 on goodwill and other intangibles (see Note B).

Property and equipment - Office equipment is carried at cost. Office equipment as presented on the balance sheet is depreciated over the estimated life using the straight-line, declining balance or other statutory method which is designed to amortize the cost of assets in a manner most beneficial to the Company while approximating their estimated useful lives.

Financial instruments and concentration of credit risk - Financial instruments which subject the Company to concentrations of credit risk consist primarily of receivables from broker-dealers and clearing organizations and payables to commissioned agents.

Trade receivables - Trade receivables from Broker-Dealers are reported at the amount management expects to collect from the outstanding balance. Management believes that all accounts receivables will be collected and there have been no charge offs during the years ended December 31, 2013 and 2012.

NOTE B - Adoption of FASB ASC Topic 350

In 2002, the Company adopted FASB ASC Topic 350 on goodwill and other intangibles. This established new accounting and reporting standards for goodwill and other intangible assets whereas intangible assets with indefinite lives are no longer amortized, but rather tested annually for impairment. The Company's NASD membership is deemed to have an indefinite useful life; therefore, the Company ceased amortization effective January 1, 2002. The Company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment loss had been realized during the year ended December 31, 2013 and 2012.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2013 and 2012, the Company had net capital of approximately $163,482 and $131,715, respectively, and net capital requirements of $5,315. The Company's ratio of aggregate indebtedness to capital at December 31, 2013 and 2012 was 0.49 to 1 and 0.56 to 1, respectively.

NOTE D - Related Party Transactions

Companies related through common ownership and management share office space and support. Pursuant to an agreement with a related company, **GLP Investment Services, LLC** pays for its allocated use of its office space and all office equipment, telephone systems, and other expenses such as office supplies, postage, delivery, messenger, marketing and travel. Rent expense paid or accrued to the related entity for the years ended December 31, 2013 and 2012 was $10,093 and $10,093 respectively. The amount due the related party at December 31, 2013 and 2012 respectively was $10,093 and $6,729.

NOTE E - Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE F - Accounting for Uncertain Tax Positions

The Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2009 to 2012 remain subject to examination by the taxing authorities.

**GLP INVESTMENT SERVICES, LLC**
**(a Michigan limited liability company)**

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
December 31, 2013

SCHEDULE 1

| | | |
|---|---|---|
| Aggregate indebtedness | | $ 79,720 |
| Net worth | | $ 256,179 |
| Deductions: | | |
| 12b-1 fees receivable | $ 29,323 | |
| NASD membership | 45,380 | |
| Office equipment | 1,574 | |
| Prepaid license | 16,420 | |
| Total deductions | | 92,697 |
| Net capital | | 163,482 |
| Minimum required net capital | | 5,315 |
| Capital in excess of minimum requirement | | $ 158,167 |
| Ratio of aggregate indebtedness to Net Capital | | 0.49 to 1 |

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2013).

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 163,482 |
| Net capital, as reported on Schedule 1 | $ 163,482 |

See Independent Auditors' Report.

Berger, Ghersi & LaDuke PLC

CERTIFIED PUBLIC ACCOUNTANTS

43940 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48302-5026
(248) 333-3680 Fax (248) 333-0226
Website: bglcpas.com

42850 Garfield, Suite 104
Clinton Township, Michigan 48038-5026
(586) 286-9222

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
**GLP Investment Services, LLC**
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

In planning and performing our audit of the financial statements of **GLP Investment Services, LLC** as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berger, Ghersi & LaDuke

BERGER, GHERSI & LADUKE PLC
Certified Public Accountants

February 28, 2014